GENERAL MARITIME CORPORATION
299 Park Avenue
New York, NY 10016

May 11, 2010

Office of the Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	General Maritime Corporation Registration Statement on Form S-4, as amended (SEC File No. 333-166280), filed on May 11, 2010

Ladies and Gentlemen:

This letter is to supplementally advise the Securities and Exchange Commission (the “Commission”) that General Maritime Corporation (the “Registrant”) is registering its exchange offer, as described in the Registration Statement on Form S-4, as amended,  filed with the Commission on May 11, 2010 (the “Registration Statement”), in reliance on the Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Inc. (available June 5, 1991), and Shearman & Stearling (available July 2, 1993).

The Registrant hereby represents that it has not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer and, to the best of the Registrant’s information and belief, each person participating in the exchange offer is acquiring the exchange notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer. In this regard, the Registrant hereby represents that it will make each person participating in the exchange offer aware (through the exchange offer prospectus) that (1) if such person is participating in the exchange offer for the purpose of distributing the exchange notes to be acquired in the exchange offer, such person (i) cannot rely on the Commission’s position in Exxon Capital, Morgan Stanley and Shearman & Sterling or other interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”); and (2) any broker-dealer who holds existing notes acquired for its own account as a result of market-making activities or other trading activities and who is participating in the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The Registrant further acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the exchange notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Securities and Exchange Commission
May 11, 2010

Furthermore, the Registrant acknowledges that it will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the exchange offer a provision providing that if the exchange offeree is a broker-dealer holding existing notes acquired for its own account as a result of market-making activities or other trading activities, that such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in the exchange offer.

If you have any questions or comments, please contact the undersigned at (212) 763-5630 or Thomas E. Molner of Kramer Levin Naftalis & Frankel LLP at (212) 715-9429.

Sincerely,

GENERAL MARITIME CORPORATION

/s/ Jeffrey D. Pribor
Jeffrey D. Pribor
Executive Vice President, Chief Financial Officer

cc:	Thomas E. Molner, Kramer Levin Naftalis & Frankel LLP